

Mail Stop 3561

November 22, 2016

Via E-mail
Mr. Glenn Hargreaves
Interim Chief Financial Officer
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re: Healthways, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Forms 10-Q for Quarters Ended June 30, 2016 and September 30, 2016**
> **File No. 000-19364**

Dear Mr. Hargreaves:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion of Financial Condition and Results of Operations, page 25

1.   We note that your comparative discussions of revenues and cost of services identifies multiple key variables as the primary reasons for the year to year changes in your operating results. We also note that your discussion does not provide any quantification of the impact of each of these variables. Please confirm that you will revise your discussion in future filings to quantify the impact that each material variable or factor referenced in your discussion had on your results of operations. Please provide your proposed disclosure for the years ended 2015 as compared to 2014 as part of your response. Refer to the guidance in SEC Release 33-8350 available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 29

2.   Please revise future filings to discuss changes in your cash flows from operating, investing and financing activities during all periods presented in your consolidated statement of cash flows.

Notes to Consolidated Financial Statements

k. Revenue Recognition, page 49

3.   Please provide a rollforward of the activity in your reserve for contractual allowances for performance related adjustments in the footnotes or in Schedule II for each period presented in your statement of operations, or alternatively provide us with your materiality assessment indicating why this disclosure is not required. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Form 10-Q for the Quarter Ended June 30, 2016

(6) Income Taxes, page 12

4.   We note that you determined it was necessary to increase your deferred tax asset valuation allowance by $9.8 million at December 31, 2015 due to the likelihood that a portion of U.S. deferred tax assets would not be realized. We also note during the six months ended June 30, 2016, you further increased your valuation allowance by $79.3 million on certain deferred tax assets in foreign, U.S. Federal and state jurisdictions. Based on the short period of time elapsing between the year-end financial statements and the second quarter Form 10-Q, please explain how management considered all of the available positive and negative evidence in modifying their judgment from the preceding year-end and determined that the valuation allowance required an increase at the end of the second quarter of 2016. In doing so, please provide us with your basis or rationale for significantly increasing your deferred tax asset valuation allowance during the six months ended June 30, 2016. Also, please specifically tell us how you considered the following factors in your determination of the deferred tax asset valuation allowance:

- The impact of reduced ongoing operating costs related to the restructuring activities initiated beginning in the third quarter of fiscal 2015;

- The absence of nonrecurring impairment charges related to the discontinued operations in the second quarter of 2016 on future operating results and the recoverability of deferred tax assets;

- Tell us how the effect of the sale of the total population health services business, effective July 31, 2016, was considered as objective evidence to restore the company to profitability prior to the time that it actually becomes profitable. We refer you to the pro-forma operating results in the Form 8-K/A filed on September 9, 2016; and

- Tell us how the carryforward periods may have impacted your determination, if at all. We note the Form 10-K for the year ended December 31, 2015 discloses on page 53 that $70.1 million in federal loss carryforwards expire between 2021 and 2035.

Form 10-Q for the Quarter ended September 30, 2016

Notes to Consolidated Financial Statements

(3) Discontinued Operations, page 9

5. In the table included on page 11 of your Form 10-Q, you reflect an income tax benefit of $106,751 related to a pretax loss on discontinued operations of $57,676 for the three month period ended September 30, 2016. Please explain the facts or circumstances responsible for the recognition of this significant tax benefit related to your discontinued operations during this period. Also, if a material portion of the tax benefit that was recognized during this period relates to the release of substantially all of the valuation allowance on deferred tax assets generated from net operating losses incurred by the TPHS business for the period from January 1, 2016 through the closing date as discussed on page 14 of the 10-Q, revise to quantify the impact that the release of the valuation allowance had on the tax benefit recognized related to discontinued operations during the period. Please provide your proposed disclosure as part of your response.

(6) Income Taxes, page 14

6. You disclose in footnote (6) that you recorded $15.6 million of incremental tax expense during the three months ended September 30, 2016 related to the first half of 2016, a period in which no tax provision was recorded due to tax benefits on losses generated by discontinued operations. Given your disclosure that these taxes relate to the first half of 2016, please explain why they were not recorded until the third quarter of 2016. If you believe the recognition of these additional taxes represents a change in estimate, please explain your basis for this conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining